Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(800) 557-4699
(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD ANNOUNCES THIRD QUARTER 2004 RESULTS
(All dollar amounts in U.S. currency)

October 26, 2004

Meridian Gold Inc. is pleased to announce the results for the quarter and nine months ended September 30, 2004. We continue to deliver value to all stakeholders by delivering strong operating results, growing reserves through successful exploration, acquiring new opportunities and maintaining a firm commitment to our employees and the environment in which we explore and operate.

Following are the highlights of the third quarter:

          Strong operating results:

•	Net income of $9.6 million, or $0.10 per share

•	Gold production of 79,700 ounces at a cash cost of $47 per ounce

•	Operating cash flows increased to $18.3 million for the quarter, increasing cash balances to $225 million, including restricted cash

          Exploration success:

•	New high-grade Fortuna Vein discovered at the Angelina property adjacent to El Peñón, a joint venture between Meridian Gold and Gold Fields.

•	A total of 240 holes at the new Dorada Vein, extends strike length to 1.6 kilometers, with results averaging 12.0 g/t gold and 645 g/t silver (21.9 g/t gold equivalent) over a horizontal true width of 3.2 meters

•	Both new veins remain open along strike and at depth

•	Underground access to the Dorada structure progressing, estimated to reach the vein in mid-2005

          New opportunities:

•	Signed an option agreement to acquire the La Pepa project as part of our strategy to expand our land position in Chile

•	Expanding our exploration engine into Central America, by signing a joint venture agreement for the El Pavon property in Nicaragua

          Committed to our employees and the environment:

•	El Peñón was awarded the John T. Ryan award for having superior performance in mining safety

•	Initiated the “Meridian’s Kids” program, giving back to our employees’ children’s education

•	Substantially completed important milestones in the closure process at the Beartrack and Royal Mountain King projects

Brian Kennedy, Meridian Gold’s President and Chief Executive Officer, summarized: “We had a great quarter all around. Operationally, El Peñón delivered the consistent, low-cost production to which we have become accustomed. In terms of exploration, our two new high-grade discoveries this year are providing a great platform to future reserve growth and continued low costs for years to come, as well as further insights into the exploration potential of this district. As we indicated earlier this year, we have been expanding our land position in Chile, and our La Pepa acquisition fits very well into this strategy. We are now also exploring in Nicaragua, under the El Pavon joint venture. Finally, in terms of our community outreach efforts, the “Meridian’s Kids” program that we initiated this quarter has put smiles on the faces of many of our employees’ children and their teachers, thanks to Meridian Gold’s donations that will support their educational experiences. It is just another example of how we are building a better future, for all of our stakeholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is limited to matters that, in the opinion of Meridian Gold Inc. (“Meridian Gold” or the “Company”), are material, and represents management’s knowledge through the date of this press release.

Financial Results

Third Quarter 2004 vs. Third Quarter 2003

For the third quarter, Meridian Gold reported net income of $9.6 million, or $0.10 per share, versus $6.1 million, or $0.06 per share, for the third quarter of 2003. This increase was primarily the result of higher realized gold prices (9%) and lower cash operating costs per ounce (22%) during the current quarter, offset by higher exploration costs (54%) where we are setting the stage for the future. The Company has increased exploration spending in 2004 primarily as a result of the two new vein discoveries made earlier this year.

Sales revenue increased $3.1 million, or 10%, over the third quarter of 2003, due to higher realized gold prices. The average realized gold price increased 9%, from $371 per ounce in the third quarter of 2003 to $406 per ounce in the third quarter of this year.

Net margins increased from 20% in the third quarter of 2003 to 29% in the current quarter, as a result of higher realized gold and silver prices and lower operating cash costs. Operating margins decreased slightly from 49% in the third quarter of 2003 to 46% in the third quarter of 2004, which is due to higher exploration expense offset by higher gold and silver prices and lower cash operating costs.

Exploration expense increased 54% during the quarter to $6.3 million compared to $4.1 million for the third quarter of 2003. We have increased spending in this area following the discovery of two new veins at El Peñón. Meridian Gold has been conducting focused drilling on the Dorada vein, discovered in the first quarter of this year, to further define the extent of this vein. Additionally, during the third quarter we discovered a second high-grade vein, Fortuna, on the Angelina property, which is being explored under a joint venture with Gold Fields Limited. Fortuna will be drilled further in the fourth quarter. Meridian Gold continues to expense all exploration costs as they are incurred.

We reported a $7.1 million tax expense for the third quarter of 2004, compared to $7.3 million in the third quarter of the previous year. During the quarter, we paid $2.8 million net in cash taxes toward our 2004 tax liability and received a refund of $1.3 million for 2003 taxes.

Year to Date 2004 vs. Year to Date 2003

For the nine months ended September 30, 2004, Meridian Gold reported net income of $29.1 million, or $0.29 per share, compared to $24.1 million or $0.24 per share in the first nine months of 2003. This increase is due to a combination of higher realized gold prices (13%) and lower cash operating costs per ounce (45%), offset by fewer ounces sold due to the sale of the Jerritt Canyon Joint Venture property on June 30, 2003 (see note 5 of the interim consolidated financial statements) and higher exploration expense (32%).

Sales revenue decreased 8% to $94.3 million versus $102.2 million in the first nine months of 2003, primarily from the sale of the Jerritt Canyon Joint Venture property (which contributed $15.8 million in revenues in the first six months of 2003 until it was sold in June 2003). This was offset by higher average realized gold prices, which increased to $404 per ounce year-to-date versus $358 per ounce for the same time period in 2003.

Year-to-date operating and net margins increased to 50% and 40%, respectively, compared to 31% and 24% for the comparable period in 2003.

We reported a $21.1 million tax expense for the first nine months of 2004, compared to $19.8 million in the comparable period of 2003. Year to date, we have paid $10.2 million in cash taxes, which includes $5.2 million for 2003 taxes, and $5.0 million towards 2004 taxes.

We continue to remain 100% unhedged with respect to our gold production. As a result, we have reflected the 13% increase in gold price directly to the bottom line, which translates to higher earnings, higher cash flows and higher exploration investments, which are providing superior returns.

Liquidity

Our cash balances, including restricted cash, increased to $225 million during the quarter due to strong cash flows fueled by higher gold prices and consistent operating performance at El Peñón. Working capital increased during the quarter, from $195 million to $210 million at September 30, 2004, primarily due to the growth in cash balances.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities increased to $18.3 million in the third quarter of 2004, versus $11.0 million in the third quarter of 2003.

Operations

El Peñón

During the quarter, El Peñón continued to deliver low-cost, profitable results that fuel the cash flows of the Company. The mine produced 79,600 ounces of gold and 1.3 million ounces of silver at a cash cost of $47 per gold ounce versus 81,300 ounces of gold and 1.0 million ounces of silver at a cash cost of $60 per gold ounce during the equivalent period in 2003. Total production costs including depreciation, depletion, amortization, and reclamation were $107 per gold ounce for the quarter, 5% lower than $113 per gold ounce in the third quarter of 2003.

The underground mine produced 136,600 tonnes of ore at average grades of 15.9 grams/tonne of gold and 274 grams/tonne of silver. Open pit operations produced 62,700 tonnes of ore at average gold and silver grades of 3.5 grams/tonne and 85 grams/tonne, respectively. We are also rapidly advancing toward the new Dorada Vein via two access tunnels. As a result, total development meters have increased 57% quarter over quarter, and 32% year over year.

For the fourth consecutive quarter, the mill processed ore above designed capacity of 2,000 tonnes per day, averaging 2,291 tonnes per day for the third quarter of 2004. This represents an increase of 21% over the prior year. This performance is due to adjustments in grinding media, modifications to cyclone configuration, trommel slot size and improvements in plant operating time.

Average mill head grade was 12.2 grams/tonne of gold and 208 grams/tonne of silver versus 15.0 grams/tonne of gold and 193 grams/tonne of silver in the third quarter of 2003.

Beartrack

Beartrack produced 130 ounces of gold in the third quarter of 2004 from residual drain down during reclamation, compared to 957 ounces in the third quarter of 2003. This production helps fund reclamation and closure activities at the site.

Exploration

Early this year, Meridian Gold discovered Dorada, a new high-grade vein at El Peñón, which is located approximately one kilometer east of existing underground workings in Quebrada Colorada. Since then, Meridian Gold has drilled a total of 240 holes into Dorada that have a weighted average intercept of 3.2 horizontal meters at 12.0 g/t Au and 645 g/t Ag, or 21.9 g/t gold equivalent (assuming an 65.1:1.0 Ag:Au conversion ratio). The Infill Drill Program completed in the third quarter confirms the average horizontal widths and grades presented in previous press releases and has identified additional important footwall and hanging wall veins that will add to the resource and reserve base. Core hole PX458 cut 0.5 meters horizontal width of 494 g/tonne gold and 15,300 g/tonne silver, the highest-grade intercept drilled during the quarter, in a footwall structure.

Surface based exploration drilling has extended the Dorada Vein for over 1.6 kilometers along strike and up to 250 meters down dip. The Dorada Vein remains open to the north and south with important central high-grade areas open to depth. The fourth quarter strategy is to connect Dorada with Cerro Martillo two hundred meters to the north, and to test and extend select targets to the south.

During the quarter, two access tunnels to the Dorada Vein were initiated; one of these from the existing underground haulage tunnel at Quebrada Colorada and the other from underground development at Cerro Martillo. Both declines are progressing on schedule and anticipated to cross Dorada mid-2005.

Angelina Property

On September 14, 2004 Meridian Gold announced the discovery of a new high-grade vein, Fortuna, at the Angelina Joint Venture Property, located 10 kilometers west of the El Peñón mine. The Angelina Property is being explored under a Joint Venture agreement signed between Meridian Gold and Gold Fields Limited, where Meridian Gold has the right to earn up to an 80% interest in the property. The eight holes drilled into the vein average 2.7 meters horizontal width with average gold grades exceeding 21.9 g/tonne gold and average silver grades exceeding 694 g/tonne. Assay results in DT017 of 4.24 horizontal meters containing 126.97 g/tonne gold and 8792.5 g/tonne silver were capped at 100 g/tonne Au and 1450 g/tonne Ag for average grade calculations. These superb Phase One exploration results demanded a Phase Two exploration drill program that is currently under way to extend the known vein along strike and test multiple geophysical and geologic targets.

El Pavon

On September 23, 2004 Meridian Gold announced that it signed an agreement with Radius Gold Inc. to explore and develop Radius’ El Pavon — La Patriota property in central Nicaragua. The agreement provides Meridian Gold with the exclusive right to earn a 60% interest in the property by spending $3.5 million in exploration and by making certain payments. The low-sulfidation vein system was discovered by Radius in 1993 with surface sampling and trenching identifying local bonanza gold grades. Additionally, Radius recently drill tested El Pavon at five sites along the 6km strike length of the Pavon South, Central and North veins. The results include best intersections of 2.5m grading 57.3 g/tonne gold, 5.8 meters of 11.3 g/tonne gold, and 7.6 meters of 12.5 g/tonne gold.

La Pepa

On September 24, 2004 Meridian Gold announced that it had acquired an option to purchase a 100% interest in the La Pepa property, located in the Maricunga Belt in Chile. The La Pepa property hosts several high-grade high-sulfidation epithermal veins, or ledges, that have supported historical gold production with local bonanza grades. The potential La Pepa acquisition is consistent with Meridian Gold’s strategy to expand its land positions in Chile, especially with properties that, we believe, have been under-explored in a systematic way and have excellent potential for the discovery of significant high-grade precious metals deposits. The Company will begin drilling the La Pepa project in the fourth quarter of 2004.

Social and Environmental

El Peñón

El Peñón was awarded the prestigious John T. Ryan Trophy by Mine Safety Appliances Canada Limited during the quarter. The mine earned this recognition by having the lowest reportable injury frequency per 200,000 hours worked in a given category. Meridian Gold’s workforce at El Peñón is nearing two years with no lost time accidents.

During the quarter, housing loans were granted to six employees through El Peñón’s housing program, which assists employees with purchasing their first home. This brings the total number of employees that have benefited from this program to 148.

Other community benefits extended during the quarter at El Peñón include the organization of a new tennis program for our employees’ children, and a donation of computer equipment to a local school.

North America

Meridian Gold continues to put a focus on community engagement and support for education in the communities where our employees and their families live and work. Early this year, we granted this support to several employees and their children at El Peñón in the form of scholarships and educational assistance. We are pleased to announce that we have extended this program to our North American employees by initiating the “Meridian’s Kids” program this quarter. Meridian Gold has donated to the local schools of employee’s children in the communities of our corporate headquarters (Northern Nevada) and the Beartrack site (Salmon, Idaho). Additionally, Meridian Gold continues to be a corporate partner to several institutions in the Northern Nevada community.

At the Royal Mountain King site, considerable progress was made closing the remaining open tailings facility and reclamation is expected to be completed in October.

At the Beartrack reclamation site, we are continuing to treat and reduce the water quantity in heap leach, and additional surface reclamation was completed across the site during the period.

Esquel

Our Esquel project remains paused, while we continue to work with the local community to gain their support to develop this mine. Exploration work on the property halted following a non-binding referendum last year wherein the majority of Esquel’s citizens voted against the development of the mine. Since that time, Meridian Gold has been focusing its efforts on working with the local community to understand and address their concerns about the project. We believe that an integral part of the process includes keeping open communication with regard to responsible mining and the merits of the project.

Looking ahead

For the full-year 2004, Meridian Gold continues to forecast total production of 310,000 ounces of gold from El Peñón at a cash cost of approximately $50 per ounce.

Capital Resources

Anticipated cash requirements for 2004 include approximately $15 million for planned capital expenditures at El Peñón, which includes approximately $3 million to accelerate mine development in order to provide additional flexibility and to consistently operate at a higher throughput rate.

Exploration spending in 2004 is expected to be approximately $20 million. It is expected that half of this budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder is allocated to our growing pipeline of projects, aimed towards acquisitions and grassroots exploration, initiated in Peru, Mexico, Central America, Chile, Canada and the United States. Pursuant to our policy, all of these exploration costs are expensed.

Should we decide to develop other exploration and development properties, additional capital may be required. We believe that these capital requirements may be funded by existing cash reserves and by borrowing from third parties; however, no assurance can be given that such borrowings will be available at terms and conditions acceptable to Meridian Gold, if at all.

Qualified Person

William H. Wulftange, P. Geo., is a Licensed Professional Geologist (Utah 5219574-2250) and serves as the “Qualified Person” for this release as defined by the Canadian Securities Administrators’ National Instrument 43-101. Mr. Wulftange, Chief Geologist at the El Peñón mine, has supervised the preparation of the technical data contained within this release and certifies the data to be accurate based on current geologic knowledge of the deposit.

Changes in Accounting Policies

Asset Retirement Obligations

Effective January 1, 2004, Meridian Gold adopted the CICA’s new handbook section 3110, Asset Retirement Obligations (“HB 3110”) which applies to legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or the normal operation of a long-lived asset. Meridian Gold believes its mineral properties and reclamation obligations are subject to the provisions of HB 3110.

Under HB 3110, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. HB 3110 requires the estimated future cash settlement of an asset retirement obligation to be discounted in arriving at the liability reported in the current period. Upon initial recognition of the liability, the asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

Meridian Gold has retroactively applied this change in accounting policy and restated the prior years consolidated financial statements. The effect of this change is detailed in note 2 to the interim consolidated financial statements.

Stock Based Compensation

Effective January 1, 2002, Meridian Gold elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense was recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Effective January 1, 2004, Meridian Gold changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock option plans when the options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of retained earnings as an adjustment to opening retained earnings at January 1, 2004. The effect of this change is disclosed in note 2 to the interim consolidated financial statements.

Summary of Quarterly Results

Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	$32.9	$31.5	$29.9	$30.4	$29.8	$36.5	$35.9	$34.6
Net income	9.6	9.7	9.8	10.3	6.1	9.5	8.5	10.6
Basic income per share	$0.10	$0.10	$0.10	$0.10	$0.06	$0.10	$0.09	$0.11
Diluted income per share	0.10	0.10	0.10	0.10	0.06	0.10	0.08	0.11

Non-GAAP Financial Reporting Measures

To the extent non-GAAP financial measures are used, the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures” in Appendix “A” following the notes to the interim consolidated financial statements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Meridian Gold is a different kind of gold company because we focus on profitability and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

3rd Quarter Conference Call

Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday, October 27, 2004, at 9:00 a.m. ET through Thomson/CCBN. If you would like to listen to our conference call on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or international (617) 801-6888 (replay # 50426422). The webcast will be available for 3 months on Meridian Gold’s website.

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
El Peñón Mine
Gold production (ounces)	79,565	81,303	236,912	243,479
Silver production (ounces)	1,296,965	1,004,438	3,623,566	3,207,797
Tonnes ore mined (thousands)	199	193	577	542
Mill tonnes processed (thousands)	211	174	619	515
Avg. mill gold ore grade (grams/tonne)	12.2	15.0	12.4	15.2
Avg. mill silver ore grade (grams/tonne)	208	193	198	210
Mill gold recovery	96%	97%	97%	97%
Mill silver recovery	92%	93%	92%	92%
Cash cost of production per gold ounce	$47	$60	$48	$51
Total production cost per gold ounce	$107	$113	$100	$107
Jerritt Canyon Joint Venture (sold in June 2003)
Gold ounces produced (Meridian Gold’s 30% share)	—	—	—	45,604
Tonnes ore mined (100%, thousands)	—	—	—	512
Mill tonnes processed (100%, thousands)	—	—	—	662
Avg. mill ore grade (grams/tonne)	—	—	—	8.1
Mill recovery	—	—	—	88%
Cash cost of production per gold ounce	—	—	—	$278
Total production cost per gold ounce	—	—	—	$351
Beartrack Mine
Gold production - heap leach (ounces)	130	957	419	3,506
Company Totals
Ounces of gold produced	79,695	82,260	237,331	292,589
Ounces of gold sold	81,896	82,438	237,398	292,913
Avg. realized gold price per ounce	$406	$371	$404	$358
Avg. realized silver price per ounce	$5.65	$5.02	$5.68	$4.73
Cash cost of production per gold ounce	$47	$60	$48	$87
Total cost of production per gold ounce	$107	$113	$100	$145

Average realized gold prices are revenues divided by gold ounces sold Cash cost and total cost per gold ounce are net of silver by-product credits.

Key Business Indicators - Q3 2004 (in millions of US$)		Capital Expenditures	Depreciation	Reclamation
El Peñón		$4.0	$4.8	$—
Esquel		0.2	—	—
Corporate		0.1	0.1	—
Other		0.5	0.1	0.1

Total		$4.8	$5.0	$0.1

Operating Cost Detail - Q3 2004 ($ / tonne ore)	Underground	Open pit	Process	G&A
El Peñón	$41.31	$27.75	$11.49	$5.21

Meridian Gold Inc.
Interim Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Revenue	$32.9	$29.8	$94.3	$102.2
Costs and expenses
Cost of sales	4.2	4.9	11.6	25.3
Depreciation, depletion and amortization	5.0	4.5	12.9	17.5
Exploration	6.3	4.1	14.9	11.3
Selling, general and administrative	2.6	2.1	7.7	7.2
Other expense (income)	(0.2)	(0.3)	(0.3)	(0.3)

Total costs and expenses	17.9	15.3	46.8	61.0

Income from operations before interest, taxes and the undernoted	15.0	14.5	47.5	41.2
Interest income, net	0.9	0.4	1.8	1.1
Gain (loss) on sale of assets (note 5)	0.8	(1.5)	0.9	1.6

Income before taxes	16.7	13.4	50.2	43.9
Income tax expense	(7.1)	(7.3)	(21.1)	(19.8)

Net income	$9.6	$6.1	$29.1	$24.1

Basic income per share	$0.10	$0.06	$0.29	$0.24

Diluted income per share	$0.10	$0.06	$0.29	$0.24

Number of common shares used in income per share computations (millions) - basic	99.3	99.1	99.2	99.0

Number of common shares used in income per share computations (millions) - diluted	100.0	100.0	99.9	99.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	September 30	December 31
	2004	2003
		As Restated
		(Note 2)
Assets
Current assets
Cash and cash equivalents	$210.8	$168.3
Restricted cash	13.9	13.9
Trade and other receivables	6.2	4.8
Inventories	5.7	6.8
Deferred tax asset	0.5	0.4
Other current assets	1.4	5.1

Total current assets	238.5	199.3
Mineral property, plant and equipment, net	632.6	635.9
Other assets	14.0	17.7

Total assets	$885.1	$852.9

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$9.6	$6.1
Accrued and other liabilities	19.0	22.0

Total current liabilities	28.6	28.1
Deferred tax liability	191.8	194.5
Other long-term liabilities	37.3	31.7
Minority interest	1.0	1.0
Shareholders’ equity (note 6)	626.4	597.6

Total liabilities and shareholders’ equity	$885.1	$852.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings
(Unaudited and expressed in millions of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Balance at beginning of period as previously reported	$162.9	$126.8	$145.1	$108.2
Adjustments on adoption of new accounting standards (note 2(c))	—	1.1	(1.7)	1.7

Balance at beginning of period as restated	162.9	127.9	143.4	109.9
Net income (note 2(c))	9.6	6.1	29.1	24.1

Balance at end of period	$172.5	$134.0	$172.5	$134.0

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Cash flow from operating activities
Net income	$9.6	$6.1	$29.1	$24.1
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation, depletion and amortization	5.0	4.5	12.9	17.5
Provision for reclamation, net of cost incurred	(2.5)	(2.2)	(4.6)	(4.5)
(Gain) loss on sale of assets, net	(0.8)	1.5	(0.9)	(1.6)
Stock-based compensation	0.6	0.2	1.6	1.2
Provision for pension costs, net of contributions	(0.5)	(0.2)	(0.4)	0.6
Income tax expense, net of taxes paid	5.6	7.0	10.9	17.4
(Increase) decrease in assets:
Trade and other receivables	(2.2)	(2.3)	(1.4)	(10.4)
Inventories	0.7	(0.6)	1.1	(0.7)
Other current assets	(0.3)	(2.3)	2.7	(0.9)
Other assets	1.3	1.9	4.7	0.5
Decrease (increase) in liabilities:
Accounts payable, trade and other	2.0	0.4	3.4	(0.2)
Accrued and other liabilities	(0.2)	(2.3)	(3.1)	(4.0)
Other long-term liabilities	—	(0.7)	(2.1)	(1.1)

Net cash provided by operating activities	18.3	11.0	53.9	37.9

Cash flow used in investing activities
Capital expenditures	(4.8)	(3.9)	(12.6)	(18.3)
Proceeds from sale of assets	1.0	0.4	1.0	0.7

Net cash used in investing activities	(3.8)	(3.5)	(11.6)	(17.6)

Cash flow from financing activities
Proceeds from issuance of common stock	0.2	0.6	0.2	0.7

Net cash from financing activities	0.2	0.6	0.2	0.7

Increase in cash and cash equivalents	14.7	8.1	42.5	21.0
Cash and cash equivalents, beginning of period	196.1	134.8	168.3	121.9

Cash and cash equivalents, end of period	$210.8	$142.9	$210.8	$142.9

Cash paid for income taxes	$1.5	$0.3	$10.2	$2.4
Cash paid for interest	$—	$—	$—	$—

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months and nine months ended September 30, 2004

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003.

2.	Changes in Accounting Policies

(a) Asset retirement obligations

On January 1, 2004, the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants (“CICA”) handbook section 3110, Asset Retirement Obligations (“HB3110”). Under this standard, expected future costs for asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the estimated total undiscounted cash flows required to settle the obligations of $19.6 million, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 3.6% and an inflation rate of 2.5%. The effect of the change in the method of accounting for asset retirement obligations has resulted in a net increase in property, plant and equipment of $0.6 million, an increase in other current assets of $0.4 million, an increase in reclamation liability of $1.6 million, an increase in long-term deferred taxes of $0.1 million and a decrease in retained earnings of $0.7 million as of December 31, 2003 (note 2(c)).

The continuity of the reclamation liability for the three and nine months ended September 30 would be as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2004	2003	2004	2003
Balance, beginning of period	$16.4	$21.7	$18.5	$31.6
Accretion expense	0.1	0.2	0.3	0.7
Reclamation liabilities settled in the period	(2.6)	(2.4)	(4.9)	(12.8)

Balance, end of period	$13.9	$21.7	$13.9	$19.5

(b) Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of December 31, 2003.

Restricted stock granted on or after January 1, 2000 and stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

(c) Prior period restatements

The following is a summary of the effect on retained earnings and net income resulting from the change in accounting policies:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2004	2003	2004	2003
Retained earnings at beginning of period, as previously reported	$162.9	$126.8	$145.1	$108.2
Asset retirement obligations (note 2(a))	—	1.1	(0.8)	1.7

Retained earnings at beginning of period, as retroactively restated	162.9	127.9	144.3	109.9
Stock based compensation (note 2(b))	—	—	(0.9)	—

Retained earnings at beginning of period, as restated	$162.9	$127.9	$143.4	$109.9

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
(in millions of US dollars)	2003	2003	2003
Net income, as previously reported	$7.8	$26.4	$36.8
Asset retirement obligations (Note 2(a))	(1.7)	(2.3)	(2.5)

Net income, as restated	$6.1	$24.1	$34.3

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was not necessary as of September 30, 2004.

4.	Hedging

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company previously entered into gold and silver forward contracts. The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts. During the three months and nine months ended September 30, 2004, the Company recognized $289,000 and $867,000 respectively, of the deferred revenue on expiring gold forward contracts in the accompanying Consolidated Statements of Operations.

At December 31, 2003, the Company had remaining a commitment of 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. The Company had a remaining commitment of 329,027 ounces at September 30, 2004. The Company expects to deliver against all of these contracts during the remainder of 2004.

In 2003, with the sharp rise in silver price, the Company entered into additional silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. The Company had a remaining commitment of 1,671,499 ounces at September 30, 2004. The Company has the ability to extend the delivery dates of these contracts and will continue to evaluate its options regarding delivery each quarter.

5.	Jerritt Canyon

The Company completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003 for $450,000 cash, 9.6 million Queenstake common shares at a market price of CDN $0.28 per share, a production receivable for $1.8 million and a future net smelter returns royalty not valued at the time of sale. Income from the Company’s 30% interest in the JCJV for the three and nine months ended September 30, 2003 and its impact on reported income before taxes are as follows:

	For the three months ended			For the nine months ended
	September 30, 2003			September 30, 2003
	As		As reported	As		As reported
(in millions of US dollars)	reported	JCJV	less JCJV	reported	JCJV	less JCJV
Revenue	$29.8	$—	$29.8	$102.2	$15.8	$86.4
Total costs and expenses	(15.3)	—	(15.3)	(61.0)	(10.5)	(50.5)
Interest income, net	0.4	—	0.4	1.1	—	1.1
Gain (loss) on sale of assets	(1.5)	(1.5)	—	1.6	1.9	(0.3)

Income before taxes	$13.4	$(1.5)	$14.9	$43.9	$7.2	$36.7

During the third quarter of 2004, the Company received from Queenstake $1.8 million as payment for the production receivable and $0.9 million for the buy-out of the net smelter returns royalty, with the later being recognized as a gain.

6.	Share Capital

(a) Shareholders’ equity

	September 30,	December 31,
(in millions of US dollars)	2004	2003
		As Restated
		(Note 2)
Share capital	$383.7	$382.7
Additional paid-in capital	5.4	3.6
Retained earnings	172.5	144.3
Cumulative translation adjustment	64.8	67.0

Total shareholders’ equity	$626.4	$597.6

(b) Outstanding share data

As of September 30, 2004, there were 99,413,976 (December 31, 2003 - 99,193,848) common shares outstanding and there were 2,088,511 stock options outstanding issued to directors and employees with exercise prices ranging between $ 2.25 and $17.00 per option, of which 1,499,456 were exercisable at with expiry dates between July 2006 and August 2013. There were no additional common shares issued as of October 26, 2004.

(c) Stock options and restricted shares

During 2002 and 2003, the Company accounted for stock options granted to employees and directors of the Company under the settlement method and accounted for restricted shares and stock options granted to non-employees under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for stock option grants to employees and directors, the pro forma net income and net income per common share would have been the pro forma amounts indicated in the following table:

	Three months ended	Nine months ended
(in millions of US dollars except per share data)	September 30, 2003	September 30, 2003
Net income, as restated (note 2)	$6.1	$24.1
Stock-based compensation	(0.1)	(0.3)

Net income – pro forma	$6.0	$23.8

Net income per share – as reported – basic (restated – note 2)	$0.06	$0.24
Net income per share – as reported – diluted (restated – note 2)	0.06	0.24
Net income per share – pro forma – basic	0.06	0.24
Net income per share – pro forma – diluted	0.06	0.24

The stock option and restricted share activity for the three and nine months ended September 30 is illustrated in the table below:

	Three months ended September 30
	2004		2003
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Stock options outstanding at beginning of period	2,042,967	$7.83	1,852,765	$7.04
Granted	213,937	13.04	188,139	12.65
Exercised	(168,393)	5.77	(90,401)	6.44
Expired and/or canceled	—	0.00	—	0.00

Stock options outstanding at end of period	2,088,511	$8.53	1,950,503	$7.61

Exercisable stock options	1,499,456	$6.93	1,487,347	$6.11
Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years.
Restricted shares granted	49,735	$13.04	80,569	$12.66

Restricted shares vest one-third per year over 3 years

	Nine months ended September 30
	2004		2003
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Stock options outstanding at beginning of period	1,888,634	$7.57	1,852,766	$6.94
Granted	373,137	12.21	225,639	12.38
Exercised	(170,393)	5.77	(113,468)	6.19
Expired and/or canceled	(2,867)	15.85	(14,434)	8.20

Stock options outstanding at end of period	2,088,511	$8.53	1,950,503	$7.61

Exercisable stock options	1,499,456	$6.93	1,487,347	$6.11
Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years.
Restricted shares granted	49,735	$13.04	80,569	$12.66

Restricted shares vest one-third per year over 3 years

The weighted average fair value of stock options granted during the three months ended September 30, 2004 was $7.00 and during the nine months ended September 30, 2004 was $6.55. The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2004, respectively;

dividend yield 0.0% for all years, expected volatility of 63.0 and 59.3 percent, risk free interest rates of 1.5 and 3.5 percent, and expected lives of 4.3 and 5 years.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense is $52,000 and $156,000 for the three and nine months ended September 30, 2004 respectively.

Appendix “A”

Non-GAAP Measures

Meridian Gold has included measures in this document called “total cash costs”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, royalties, and silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in millions of US dollars, except for Gold Production Ounces and Cash Costs per Ounce)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
Cost of sales	$4.2	$4.9	$11.6	$25.3
Other	(0.5)	(0.1)	(0.3)	(0.4)

Total cash costs	3.7	4.8	11.3	24.9
Gold production in ounces from active properties	79,565	81,303	236,912	289,083

Total cash costs per ounce	$47	$60	$48	$87